Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 13, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
06/12/2021	4,090	228.0962	932,913.30	—	—	—	—	4,090	228.0962	932,913.30
08/12/2021	1,433	233.6890	334,876.30	—	—	—	—	1,433	233.6890	334,876.30
09/12/2021	6,144	232.8612	1,430,699.20	3,900	261.2630	1,018,925.70	900,827.25	10,044	232.1313	2,331,526.45
10/12/2021	11,900	229.6803	2,733,195.20	4,232	260.2864	1,101,532.04	977,141.88	16,132	229.9986	3,710,337.08
Total	23,567	230.4784	5,431,684.00	8,132	260.7548	2,120,457.74	1,877,969.13	31,699	230.5957	7,309,653.13

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till December 10, 2021, the total invested consideration has been:
•Euro 53,118,550.60 for No. 252,357 common shares purchased on the MTA
•USD 2,120,457.74 (Euro 1,877,969.13*) for No. 8,132 common shares purchased on the NYSE.

As of December 10, 2021, the Company held in treasury No. 10,033,392 common shares equal to 3.90% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until December 10, 2021, the Company has purchased a total of 4,848,066 own common shares on MTA and NYSE for a total consideration of Euro 708,418,221.97.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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